UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

TOWER INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

891826109
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler PC
299 Park Avenue, 22nd Floor	1251 Avenue of the Americas, 18th Floor
New York, NY 10171	New York, NY 10020
(212) 891-2100	(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	891826109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

	Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

	Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	13,049,310*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	12,467,866*
Person With	10.	Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,049,310*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 66.3%*

14.	Type of Reporting Person (See Instructions): IA, IN

*Based upon the information set forth in the Quarterly Report on Form 10-Q of Tower International, Inc. (the “Company”) as filed with the Securities and Exchange Commission on May 5, 2011, there were 19,101,588 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company issued and outstanding as of May 5, 2011.  As of the filing date hereof, Tower International Holdings, LLC, a Delaware limited liability company (“Tower International Holdings”), holds 12,467,866 shares of Common Stock.  Pursuant to the limited liability company agreement of Tower International Holdings, Cerberus Capital Management, L.P. (“CCM”), the manager of Tower International Holdings, exercises sole voting and dispositive authority over all of the securities held by Tower International Holdings.  Stephen Feinberg is the president, sole director and sole shareholder of Craig Court, Inc., which is the managing member of Craig Court GP, LLC, which is the general partner of CCM.  Accordingly, Mr. Feinberg possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Tower International Holdings.

As more fully set forth in this Schedule 13D, Tower International Holdings is a party to voting agreements with certain executive officers of the Company, a director of the Company and a consultant to the Company, and as a result Mr. Feinberg has the power to direct the voting of certain securities of the Company beneficially owned by such persons.

As a result of the foregoing, as of the filing date hereof, Mr. Feinberg may be deemed to beneficially own 13,049,310 shares of Common Stock or 66.3% of the shares of Common Stock issued and outstanding.  Mr. Feinberg’s interest in the securities reported in this Schedule 13D is limited to the extent of his pecuniary interest, if any, in Tower International Holdings.

THE REPORTING PERSON PREVIOUSLY MADE A FILING ON SCHEDULE 13G WITH RESPECT TO TOWER INTERNATIONAL, INC. (THE “COMPANY”).  THE REPORTING PERSON IS FILING THIS SCHEDULE 13D SOLELY TO REPORT HIS VOTING POWER IN RESPECT OF SHARES OF THE COMPANY’S COMMON STOCK ISSUED UPON THE VESTING, ON JULY 20, 2011, OF RESTRICTED STOCK UNITS GRANTED IN OCTOBER 2010 TO EXECUTIVE OFFICERS OF, A DIRECTOR OF AND A CONSULTANT TO THE COMPANY.  THE REPORTING PERSON HOLDS SUCH VOTING POWER PURSUANT TO VOTING AGREEMENTS ENTERED INTO IN CONNECTION WITH THE GRANTS OF SUCH RESTRICTED STOCK UNITS.

Item 1.   Security and Issuer.

       The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”), of Tower International, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 17672 Laurel Park Drive North, Suite 400E, Livonia, MI 48152.

Item 2.   Identity and Background.

       The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, NY 10171.  Stephen Feinberg is the sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of Cerberus Capital Management, L.P. (“CCM”), which is the manager of Tower International Holdings, LLC (“Tower International Holdings” and, collectively with Craig Court, Inc., Craig Court GP, LLC and CCM, the “Cerberus Entities”).  The Cerberus Entities are engaged in the investment in property of all kinds, including but not limited to capital stock, depository receipts, investment companies, subscriptions, warrants, bonds, notes, debentures, options, swaps, derivatives and other securities, instruments and assets of various kind and nature.  Mr. Feinberg also provides investment management services and other services for various other third parties.

       Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

       In connection with the Company’s initial public offering consummated on October 20, 2010, the Company converted from a limited liability company to a corporation and pursuant to such conversion Tower International Holdings received 12,467,866 shares of Common Stock in exchange for its membership interests in the pre-conversion entity.

       As more fully set forth in Item 4 below, as a result of the Voting Agreements (as defined below), Mr. Feinberg has the power to direct the voting of certain shares of Common Stock beneficially owned by the Recipients (as defined below).

Item 4.   Purpose of Transaction.

       To the knowledge of the Reporting Person, on October 15, 2010 the Company granted restricted stock units pursuant to the Company’s 2010 Equity Incentive Plan (collectively, the “Original RSUs”) to the following persons, in respect of the number of shares of Common Stock set opposite each such person’s name:

Mark Malcolm Company’s Chief Executive Officer and member of the Company’s board of directors	508,312
James Gouin Company’s Chief Financial Officer	237,213
Michael Rajkovic Company’s Chief Operating Officer	338,875
William Pumphrey Company’s Senior Vice President, Global Human Resources	135,550
Dr. Gyula Meleghy Company’s President, International Operations	135,550
William Cook Company’s Senior Vice President Human Resources	67,775
Jeffrey L. Kersten Company’s Senior Vice President and Corporate Controller	67,775
Paul Radkoski Company’s Senior Vice President, Global Purchasing	67,775
Larry Schwentor Member of the Company’s board of directors	74,354
Rande Somma Consultant to the Company and former member of the Company’s board of directors	130,446

       Each recipient of Original RSUs is referred to herein as a “Recipient,” and collectively, such persons are referred to herein as the “Recipients.”

       To the knowledge of the Reporting Person, on July 20, 2011 a portion of the Original RSUs vested and the Recipients received in aggregate 581,444 shares of Common Stock in settlement thereof.

       In connection with the grant of Original RSUs, Tower International Holdings entered into separate voting agreements, each dated as of October 15, 2010, with each of the Recipients (each, a “Voting Agreement” and, collectively, the “Voting Agreements”).  Subject to the terms of each Voting Agreement, in all circumstances in which Company stockholder approval is sought, the applicable Recipient is required to vote, in such manner as may be directed by Tower International Holdings, (i) the RSUs beneficially owned by such Recipient as of October 15, 2010, (ii) the stock options beneficially owned by such Recipient as of October 15, 2010 (none of which are currently exercisable), (iii) shares of Common Stock beneficially owned by such Recipient (other than those shares of Common Stock acquired by the Recipient in connection with the Company’s initial public offering and those shares acquired by such Recipient pursuant to open-market purchases) as of October 15, 2010, (iv) shares of Common Stock acquired by such Recipient after October 15, 2010 upon the vesting and exercise of restricted stock units, stock options or other convertible securities and (v) any other shares of Common Stock acquired by such Recipient after October 15, 2010, other than those shares of Common Stock acquired by such Recipient in connection with the Company’s initial public offering and those shares acquired by the Recipient pursuant to open-market purchases ((i) through (v) collectively, the “Subject Shares”).

       Additionally, pursuant to each Voting Agreement the applicable Recipient granted and appointed Tower International Holdings as his or her irrevocable proxy and attorney-in-fact to vote the Subject Shares in accordance with the applicable Voting Agreement.  Each Voting Agreement also prohibits the applicable Recipient from granting any proxies or entering into any voting trust, power-of-attorney or other agreement or arrangement with respect to the voting of any of the Subject Shares.

       Each Voting Agreement shall terminate at such time as the applicable Recipient fails to own any restricted stock units, stock options, shares of Common Stock (other than those shares of Common Stock acquired by such Recipient in connection with the Company’s initial public offering and those shares acquired by such Recipient pursuant to open-market purchases) and securities convertible into shares of Common Stock or, if earlier to occur, at such time as Tower International Holdings ceases to own any shares of Common Stock.

       The descriptions of each Voting Agreement set forth herein are qualified in their entirety by reference to each complete Voting Agreement, each if which is incorporated by reference herein and set forth as an Exhibit hereto.

       Other than as stated above, Mr. Feinberg currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

       Based upon the information set forth in the Quarterly Report on Form 10-Q of the Company as filed with the Securities and Exchange Commission on May 5, 2011, there were 19,101,588 shares of Common Stock issued and outstanding as of May 5, 2011.  As of the filing date hereof, Tower International Holdings holds 12,467,866 shares of Common Stock.  Pursuant to the limited liability company agreement of Tower International Holdings, CCM, as the manager of Tower International Holdings, exercises sole voting and dispositive authority over all of the securities held by Tower International Holdings.  Mr. Feinberg is the chief executive officer, sole director and sole shareholder of Craig Court, Inc., which is the managing member of Craig Court GP, LLC, which is the general partner of CCM.  Accordingly, Mr. Feinberg possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Tower International Holdings.

       As a result of the Voting Agreements, Mr. Feinberg has the power to direct the voting of certain shares of Common Stock owned by the Recipients.

       As a result of the foregoing, as of the filing date hereof, Mr. Feinberg may be deemed to beneficially own 13,049,310 shares of Common Stock or 66.3% of the shares of Common Stock issued and outstanding.  Mr. Feinberg’s interest in the securities reported in this Schedule 13D is limited to the extent of his pecuniary interest, if any, in Tower International Holdings.

       Other than the vesting event relating to the Original RSUs that occurred on July 20, 2011, during the sixty days on or prior to the filing date of this Schedule 13D, there were no transactions effected in the shares of Common Stock, or securities convertible into, exercisable for or exchangeable for the shares of Common Stock, by Mr. Feinberg or any person or entity controlled by him.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       The descriptions of the Voting Agreements set forth in Item 4 hereof are hereby incorporated by reference in their entirety.

       Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Feinberg or the Cerberus Entities and any other person or entity.

Item 7.   Material to be Filed as Exhibits.

1.           Amended and Restated Voting Agreement, dated as of December 2010, by and between Tower International Holdings, LLC and Mark Malcolm.

2.           Amended and Restated Voting Agreement, dated as of December 2010, by and between Tower International Holdings, LLC and James Gouin.

3.           Amended and Restated Voting Agreement, dated as of December 2010, by and between Tower International Holdings, LLC and Michael Rajkovic.

4.           Amended and Restated Voting Agreement, dated as of December 2010, by and between Tower International Holdings, LLC and William Pumphrey.

5.           Amended and Restated Voting Agreement, dated as of December 2010, by and between Tower International Holdings, LLC and Gyula Meleghy.

6.           Amended and Restated Voting Agreement, dated as of December 2010, by and between Tower International Holdings, LLC and William Cook.

7.           Amended and Restated Voting Agreement, dated as of December 2010, by and between Tower International Holdings, LLC and Jeffrey L. Kersten.

8.           Amended and Restated Voting Agreement, dated as of December 2010, by and between Tower International Holdings, LLC and Paul Radkoski.

9.           Voting Agreement, dated as of October 15, 2010, by and between Tower International Holdings, LLC and Larry Schwentor.

10.         Amended and Restated Voting Agreement, dated as of December 2010, by and between Tower International Holdings, LLC and Rande Somma.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2011

/s/ Stephen Feinberg

Stephen Feinberg, in his capacity as the sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of Cerberus Capital Management, L.P., which is the manager of Tower International Holdings, LLC

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).